EXHIBIT 21.1

PC MALL, INC.

SUBSIDIARIES OF THE REGISTRANT

As of December 31, 2010

Following are the subsidiaries of PC Mall, Inc., other than those which if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, and the state or other jurisdiction in which each subsidiary was incorporated or organized.

SUBSIDIARIES	JURISDICTION OF INCORPORATION

AF Services, LLC	Delaware
Onsale, Inc. (1)	Delaware
OSRP, LLC	Delaware
PC Mall Canada, Inc.	Quebec
PC Mall Gov, Inc. (2)	Delaware
PC Mall Sales, Inc.	California
PC Mall Services, Inc.	Delaware
Sarcom, Inc. (3)	Delaware

(1)	Onsale, Inc. also conducts its business under the dba MacMall and ClubMac.
(2)

On September 7, 2006, PC Mall Gov, Inc., through GMR Systems, Inc., a wholly-owned subsidiary, acquired the products business from Government Micro Resources, Inc. PC Mall Gov also conducts its business under the dbas GMRI and Health Dynamix.

(3)

Sarcom, Inc. was acquired by PC Mall, Inc. on September 17, 2007. Effective August 1, 2008, Wareforce Corp. was merged with Sarcom, Inc., with Sarcom, Inc. as the surviving entity. Wareforce Corp. was previously WF Acquisition Sub, Inc. Effective December 1, 2005, CCIT, Inc. merged with WF Acquisition Sub, Inc. and the name of the combined entity was changed to Wareforce Corp. On December 15, 2009, Sarcom, Inc. acquired certain assets of Data Systems Worldwide, Inc. On June 8, 2010, Sarcom, Inc. acquired certain assets of Network Services Plus, Inc. (“NSPI”). Currently, in addition to using the name SARCOM, SARCOM also continues to conduct its business under the dbas Abreon, DSW and NSPI.